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SEMPRA ENERGY

                                                                January 26, 2000

To The Participants In Our Saving Plans:

   Sempra Energy invites you, as a holder of shares of our common stock through your participation in one of Sempra's savings plans, to tender to us some or all of the shares held in your savings plan account. We are offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

   We will determine a single per share price that we will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 36,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the offer will be acquired at the same purchase price.

   Our offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer.

   The offer will expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless we extend it, however, if you wish to properly tender some or all of the shares held in your savings plan account, you must provide your tender instructions to T. Rowe Price Trust Company, through its agent, no later than three business days before the expiration of the offer.

   Neither Sempra nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering you shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer, including the recently announced reduction in our quarterly dividend rate, our increased use of financial leverage and our increased business emphasis on providing unregulated integrated energy services Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

   If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender some or all of the shares held in your savings plan account, the instructions on how to tender those shares are explained in detail in the accompanying materials. You should read and follow the instructions found the enclosed "Letter to Participants in Sempra Energy and Subsidiary Savings Plans" carefully.

   If you tender shares that were originally purchased with employer contributions to your savings plan account, any proceeds will be reinvested in shares of our common stock at a price that may by higher or lower than the purchase price. If you tender shares that were originally purchased with your contributions to your savings plan account, any proceeds will be initially invested in the T. Rowe Price Summit Cash Reserves money market fund, pending your further investment direction.

   If you have any questions regarding the offer or need assistance in tendering your shares, please contact D. F. King & Co., the Information Agent for the offer, at (800) 431-9645 (toll-free).

                                           Sincerely,

[SEMPRA ENERGY LOGO]

                                           Richard D. Farman
                                           Chairman and Chief Executive
                                        Officer
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                             QUESTIONS AND ANSWERS
                             ABOUT THE TENDER OFFER
                     FOR THE COMMON STOCK OF SEMPRA ENERGY

                        WHAT IS THIS OFFER TO PURCHASE?

 . We are inviting you to tender shares of our common stock, without par value, for purchase by us at a price not in excess of $20.00 nor less than $17.50 per share, upon the terms and conditions described in the enclosed Offer to Purchase and the related Letter of Transmittal.

                       WHAT ARE THE SEMPRA SAVINGS PLAN?

 . Our Savings Plans include the Sempra Energy Saving Plan, the Sempra Energy
  Trading Retirement Savings Plan, the Southern California Gas Company Retirement Savings Plan, the San Diego Gas & Electric Company Savings Plan and the Sempra Energy Services Savings Plan.

                             WHAT WILL BE THE FINAL
                                PURCHASE PRICE?

 . We will determine the lowest single per share price that will allow us to buy
  36,000,000 shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders or, if a lesser number of shares are properly tendered, all shares properly tendered.

 . All shares acquired in the offer will be acquired at the same purchase price.

 . If your shares are purchased in the offer, you will receive the purchase price in cash for each of your shares that we purchases, without interest, and will not incur the usual transaction costs associated with open market sales.

             WHY IS SEMPRA CONDUCTING THE TENDER OFFER AND REDUCING
                                 THE DIVIDEND?

 .As a complement to our business strategy, we have developed financial initiatives that are intended to increase our financial flexibility and further position us for the increasingly competitive utility and energy services markets.

 .We plan to reduce the quarterly dividend payable on shares of our common stock to $0.25 per share ($1.00 annualized rate) from its previous level of $0.39 per share ($1.56 annualized rate) commencing with the dividend payable in the second quarter of 2000. Reducing the dividend rate improves our financial flexibility going forward. Additionally, it positions our common stock for potential increased growth in market value by retaining a proportionately higher level of earnings for reinvestment in the business.

 .We intend to incur approximately $700 million in additional long-term obligations in the form of senior notes and trust preferred securities guaranteed by us to repurchase shares in this offer. This is designed to increase the financial leverage we employ in our capital structure.

 .This offer allows you an opportunity to exit all or part of your investment in our shares on potentially more favorable terms than would otherwise be available. However, if you choose not to tender your shares, you may also benefit from these transactions. Non-tendering shareholders will own a greater interest in us with a potentially stronger earnings per share growth rate.

                      WHAT IS A MODIFIED "DUTCH AUCTION"?

 . A modified "Dutch Auction" is a process through which we can offer to purchase shares of our common stock, and the owners of those shares can decide whether or not they want to tender, or sell, their shares, and if so, at what prices they would like to tender, or sell, their shares within the price range we have established.


                           AT WHAT PRICE MAY I TENDER
                                   MY SHARES?

 . You may elect to tender your shares at the price determined according to the offer at a specified price, in increments of $0.125, starting at $17.50 per share up to and including $20.00 per share.

 . You must indicate your election as to the percentage of savings plan shares you wish to tender and the price at which you want to tender those shares on the enclosed Direction Form.

 . Our savings plans are prohibited from selling shares to us for a price that is less than the
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 prevailing market price. Accordingly, if you elect to tender shares at a price that is lower than the closing market price of our common stock on the New
 York Stock Exchange at the expiration of the offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price on the New York Stock Exchange at the expiration of the offer.

     HOW DO I TENDER THE SHARES ATTRIBUTABLE TO MY SEMPRA SAVINGS ACCOUNT?

 . You may instruct the trustee, through its agent, to tender some or all of the shares attributed to your savings plan account by following the instructions in the "Letter to Participants in the Sempra Energy and Subsidiary Savings Plans" furnished separately.

 . The Direction Form provided separately must be completed and sent to the trustee, through its agent, in the envelope provided with these documents.

 . To have shares properly tendered in the offer, the trustee, through its agent, must receive the Direction Form no later than 3 business days before 5:00 p.m. Friday, February 25, 2000, the expiration of the offer period.

       WHAT IF MY DESIGNATED PRICE IS ABOVE THE COMPANY'S PURCHASE PRICE?

 . Shares that are tendered at a designated price that is above the purchase price determined by Sempra will not be purchased and will be returned to you.

   WHAT IF MORE THAN 36,000,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE
                                     PRICE?

 . If more than 36,000,000 shares are properly tendered at or below the purchase price, shares tendered at or below the purchase price may be subject to proration, under which we will accept for purchase a pro rata share of each tender.

                         CAN I TENDER PART OF MY STOCK
                              AT DIFFERENT PRICES?

 . Yes, you can elect to tender some shares at one price and other shares at a second price.

 . The same shares cannot be tendered at different prices.

                            CAN SEMPRA WITHDRAW THE
                                 TENDER OFFER?

 . Under certain circumstances discussed in the Offer to Purchase, we may withdraw the tender offer until 5:00 P.M., New York City time, on Friday, February 25, 2000.

                            WHAT IF THE TERMS OF THE
                              TENDER OFFER CHANGE?

 . If we extend the Expiration Date of the tender offer or materially change the terms of the tender offer, we will give notice of the change and, under certain circumstances, must, in connection with that change, extend the expiration date of the offer at least ten (10) business days from such notice.

 . During the extension, you will continue to be able to withdraw the tender of their shares.

                           DO I HAVE TO SELL MY STOCK
                                   TO SEMPRA?

 . No. No one is required to tender any stock.

 . If you do not tender your shares, you will continue to own the same number of shares without any adjustments.

 . The percentage of the outstanding stock held by non-tendering shareholders will increase since the number of outstanding shares will be reduced upon completion of the tender offer.

HOW DO I WITHDRAW THE SHARES ATTRIBUTABLE TO MY SEMPRA SAVINGS ACCOUNT FROM THE
                                    TENDER?

 . Shares attributed to one of our savings accounts can be withdrawn from the tender by notifying the trustee, through its agent, at any time before 3 business days prior to the Expiration Date, or at any time after 12:00 Midnight, New York City time, on Wednesday, March 22, 2000 if we have not accepted the tendered shares for payment pursuant to the offer before that date.

 . For a withdrawal to be effective, a written and telegraphic transmission form must be timely provided to the trustee, through its agent, Management Information Services Corporation at its address at 61 Accord Park Drive, Norwell, MA 02061.
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                           WHO IS THE TRUSTEE OF THE
                             SEMPRA SAVINGS PLANS?

 . The trustee of our savings plans is T. Rowe Price Trust Company.

 . T. Rowe Price Trust Company has engaged Management Information Services
  Corporation to act as their agent in processing instructions from plan participants and tendering a Letter of Transmittal on behalf of the savings plans.

                         WHAT IF I HOLD SHARES OUTSIDE
                           THE SEMPRA SAVINGS PLANS?

 . If you hold shares outside the our savings plans, you will receive, under separate cover, tender offer materials which can be used to tender the shares held outside our savings plans.

 . Those tender offer materials MUST NOT be used to instruct T. Rowe Price
  Associates, Inc. to tender shares attributable to one of our savings account.

                            HOW WILL THE PROCEEDS OF
                         THE TENDER OF MY SAVINGS PLAN
                              SHARES BE INVESTED?

 . The investment of proceeds from the tender of shares attributable to a savings account depends upon the source of the shares tendered.

 . The proceeds received by the trustee from shares tendered which were originally purchased with your contributions or earnings on your contributions will be invested following the tender offer initially in T. Rowe Price Summit Cash Reserves, a money market fund, pending your further investment direction.

 . The proceeds received by the trustee from shares tendered which were originally purchased with our matching funds or earnings on our matching funds will be reinvested by the trustee in shares of our common stock following the tender offer.

 . You should be aware that the proceeds reinvested by the trustee in our common stock will be reinvested at the prevailing market price at the time of reinvestment, which may be higher or lower than the purchase price paid by in the tender offer.

 . You may tender shares originally purchased with your contributions, shares originally purchased with our matching contributions, or both.

                          HOW IS SEMPRA GOING TO REPAY
               THE OBLIGATIONS INCURRED TO FUND THE TENDER OFFER?

 . We expect to repay the long-term obligations in the form of senior notes and trust preferred securities incurred to finance our purchase of shares pursuant to the offer through funds generated by its operations, increased cash flows resulting from the dividend reduction or through refinancing the obligations at a later date.

                          CAN I TAKE ADVANTAGE OF THE
                              "ODD LOT" PRIORITY?

 . No. Shares held in one of our savings plans are not eligible to avoid proration by virtue of the "odd lot" priority.

 CAN I MAKE A CONDITIONAL TENDER OF THE SHARES ATTRIBUTABLE TO MY SAVINGS PLAN
                                    ACCOUNT?

 . No. Shares held in one of our savings plans cannot be conditionally tendered.

                         WHAT IF I HAVE QUESTIONS ABOUT
                               THE TENDER OFFER?

 . Contact D.F. King & Co., the Information Agent for the tender offer, at (800)
  431-9645 with any questions about the terms and conditions of the tender offer or how to tender your shares.

  WHERE DO I OBTAIN ADDITIONAL COPIES OF THE LETTER TO PARTICIPANTS IN SEMPRA
                                 SAVINGS PLANS?

 . Additional copies of the Letter to Participants in Sempra Savings Plans and any of the other tender offer documents can be obtained from the Information Agent.